UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 03, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 03 February 2025 entitled ‘Block listing Interim Review’.

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 February 2025

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	1 August 2024	To:	31 January 2025
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 7584 467 432

BLOCK LISTING SIX MONTHLY RETURN

Date: 3 February 2025

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	1 August 2024	To:	31 January 2025
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 7584 467 432

 BLOCK LISTING SIX MONTHLY RETURN

Date: 3 February 2025

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	1 August 2024	To:	31 January 2025
Balance of unallotted securities under scheme(s) from previous return:		11,292,250
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,292,250

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 7584 467 432

Date: 3 February 2025

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	1 August 2024	To:	31 January 2025
Balance of unallotted securities under scheme(s) from previous return:		40,213
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		40,213

Name of contact:	Taneth Washington
Telephone number of contact:	+44 (0) 7584 467 432

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: February 03, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary